

September 9, 2008

Via Facsimile ((212) 558-3588) and U.S. Mail

Donald J. Toumey, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

> **Re: UnionBanCal Corporation**
> **Schedule 13E-3**
> **Schedule TO**
> **File No. 005-48533**
> **Filed August 29, 2008 by The Bank of Tokyo-Mitsubishi UFJ, Ltd., and**
> **Mitsubishi UFJ Financial Group, Inc.**

Dear Mr. Toumey:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

Summary Term Sheet, page 1

1.   Please include a summary of the Special Factors with respect to the going private transaction in the summary term sheet.

Background to the Offer, page 8

2.   Please describe the "certain additional data" Credit Suisse was instructed to provide to Morgan Stanley on June 25, 2008.

Our Position as to Fairness of the Offer and the Merger, page 17

3.   We note your disclosure here and elsewhere in the offer document that the filing persons determined that the offer and merger are "fair to the Company's public stockholders." Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A.

4.   It is unclear whether the bidders based their fairness determination on the analysis and discussion of the financial advisor. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise or advise. We may have additional comments.

5.   Please provide the disclosure required under Instruction 2 to Item 1014 of Regulation M-A with respect to the going concern value of the company.

6.   Please describe how the financial interests of MUFG are different from those of the company's security holders.

7.   Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A with respect to Morgan Stanley and each of the parties listed therein.

Purpose and Structure of the Offer, page 25

8.   Revise your disclosure to indicate why the filing persons are undertaking the going private transaction at this time as opposed to other times in the company's operating history. Refer to Item 1013(c) of Regulation M-A.

Interest of Certain Persons in the Offer, page 40

9.   Please tell us why you need to qualify the disclosure in this section by reference to "the best knowledge" of the bidders. What prevents you from knowing and disclosing this information? Please delete or explain the qualifiers.

The Offer

Acceptance for Payment, page 49

10.   Please revise the language in this section that states that you will return unpurchased securities "as promptly as practicable" after the expiration or termination of the offer to state that you will make such returns "promptly" as required by Rule 14e-1(c).

Certain Conditions of the Offer, page 60

11.   We note you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time and from time to time." Defining the conditions as an ongoing right that may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

12.   Refer to the penultimate paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidders must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

●   the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

●   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions